UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

EASTERN AMERICAN NATURAL GAS TRUST

(Name of Subject Company)

EASTERN AMERICAN NATURAL GAS TRUST

(Name of Person Filing Statement)

DEPOSITORY UNITS

(Title of Class of Securities)

276217106

(CUSIP Number of Class of Securities)

Michael J. Ulrich

The Bank of New York Mellon Trust Company, N.A., as Trustee of

Eastern American Natural Gas Trust

919 Congress Avenue

Suite 500

Austin, Texas 78701

(512) 236-6599

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Thomas W. Adkins

Bracewell & Giuliani LLP

111 Congress Ave., Suite 2300

Austin, Texas 78701

(512) 472-7800

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 (this “Schedule”) relates to the exchange offer by Energy Corporation of America, a West Virginia corporation (‘‘ECA’’), in which ECA is offering to exchange up to 4,120,059 common units (‘‘ECT Units’’) of ECA Marcellus Trust I, a Delaware statutory trust (‘‘ECT’’), for up to 3,197,385 outstanding depositary units (‘‘Depositary Units’’) of Eastern American Natural Gas Trust, a Delaware statutory trust (‘‘NGT’’), upon the terms and conditions set forth in the prospectus (the “Prospectus”) contained in the Registration Statement referenced below and the related letter of transmittal (as it may be amended or supplemented from time to time, the ‘‘Letter of Transmittal’’ which, together with the Prospectus, constitutes the ‘‘Offer’’).

ECA and ECT have filed a registration statement with the Securities and Exchange Commission (the “SEC”) on Form S-4 (File No. 333-185397) relating to the ECT Units to be offered by ECA to holders of Depositary Units (“Depositary Unitholders”) in the Offer (such registration statement, together with Amendment No. 1 thereto filed with the SEC on January 15, 2013, Amendment No. 2 thereto filed with the SEC on January 18, 2013, Amendment No. 3 thereto filed with the SEC on February 1, 2013 and Amendment No. 4 thereto filed with the SEC on February 4, 2013 and as further amended or supplemented from time to time, the “Registration Statement”).  The terms and conditions of the Offer are set forth in the Prospectus and the Letter of Transmittal.

All of the information in the Prospectus and the Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by ECA and/or ECT, is hereby incorporated by reference in answer to Items 1 through 9 of this Schedule.

Item 1.         Subject Company Information

Regulation M-A Item 1002

(a)         Name and Address

The name, address, and telephone number of the subject company’s principal executive offices are:

Eastern American Natural Gas Trust

c/o The Bank of New York Mellon Trust Company, N.A., as Trustee

Global Corporate Trust

919 Congress Avenue, Suite 500
Austin, Texas 78701

(800) 852-1422

(b)         Securities.  The title of the subject class of equity securities is Depositary Units, of which 5,900,000 Depositary Units are outstanding on the date hereof (the “Outstanding Units”). Each Depositary Unit consists of both one trust unit and a $20 beneficial interest in a $1,000 face amount zero coupon United States Treasury Obligation (“Treasury Obligation”). Of the Outstanding Units, as of February 12, 2013, 2,162,150 Depositary Units had been decoupled from the Treasury Obligation (the “Decoupled Units”) and withdrawn from trading by voluntary action of the holders thereof and may not be traded unless such holders comply with certain requirements provided in the Amended and Restated Trust Agreement governing NGT (the “Trust Agreement”). The Trust Agreement prohibits the transfer of Decoupled Units, and accordingly, the Decoupled Units are not subject to the Offer.

Item 2.        Identity and Background of Filing Person

Regulation M-A Item 1003

(a)         Name and Address

The name, business address and business telephone number of the filing person are:

Eastern American Natural Gas Trust

c/o The Bank of New York Mellon Trust Company, N.A., as Trustee

Global Corporate Trust

919 Congress Avenue, Suite 500

Austin, Texas 78701

(800) 852-1422

The filing person is the subject company.

(d)         Tender Offer

This Schedule relates to the Offer, which is made by ECA, in which ECA is offering to exchange up to 4,120,059 ECT Units for up to 3,197,385 Depositary Units of NGT upon the terms and conditions set forth in the Prospectus and the Letter of Transmittal.

The name of the offeror is Energy Corporation of America, and the address of the offeror’s principal executive offices is 4643 South Ulster Street, Suite 1100, Denver, Colorado 80237.

Item 3.        Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(d)         Conflicts of Interest

Except as set forth in this Schedule or in the Prospectus, as of the date of this Schedule, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) the filing person (NGT) or any of its affiliates, and (ii) (a) the subject company (NGT), its executive officers, directors or affiliates, or (b) the offeror (ECA), its executive officers, directors or affiliates.  None of NGT, ECT or the trustee of either of them, has any economic interest in the Offer, which is made solely by ECA. The description of any agreement, arrangement or understanding herein shall not constitute an admission that any such agreement, arrangement or understanding is material or required to be described herein.  The information set forth in the Prospectus under the caption “Summary — Conflicts of Interest and Other Relationships” and under the caption “Background and Reasons for and Alternatives to the Offer — Conflicts of Interest and Other Relationships” is incorporated herein by reference.

(i)                         The Filing Person (NGT)

(A)                   The Filing Person and the Subject Company

The filing person is the subject company.

(B)                   The Filing Person and Executive Officers and Directors of the Subject Company

The subject company has no executive officers or directors.

(C)                   The Filing Person and Affiliates of the Subject Company

NGT is administered by The Bank of New York Mellon Trust Company, N.A. as trustee (the “Trustee”).  Because the powers of the Trustee are ministerial, the Trustee may not “control” NGT within the meaning of the definition of the term “control” set forth in Rule 12b-2 (“Rule 12b-2”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  However, if the Trustee were deemed to “control” NGT, the Trustee would be deemed to be an affiliate of NGT, and for purposes of this Schedule, the Trustee is assumed to be an affiliate of NGT.

The Trustee has served as Trustee of NGT since October 2006, when The Bank of New York Trust Company, N. A. (now The Bank of New York Mellon Trust Company, N.A.) replaced JPMorgan Chase Bank, N.A. as trustee of NGT in connection with the sale by JPMorgan Chase Bank of substantially all of its corporate trust business to The Bank of New York. Upon being appointed Trustee, the Trustee succeeded to the various agreements governing NGT, including the Second Amended and Restated Trust Agreement of Eastern American Natural Gas Trust (incorporated by reference to exhibit 3.1 to NGT’s Annual Report on Form 10-K for the year ended December

31, 1994, Commission File No. 1-11748) and the related conveyances, including the Term NPI Conveyance, and the Custodial Deposit Agreement and the Gas Purchase Agreement, each of which remains in effect at the date hereof, and each of which is filed herewith.

The Bank of New York Mellon Trust Company, N.A. also serves as trustee of ECT (the “ECT Trustee”). Because the powers of the ECT Trustee are ministerial, the ECT Trustee may not “control” ECT within the meaning of the definition set forth in Rule 12b-2.  However, if the ECT Trustee were deemed to “control” ECT, the ECT Trustee would be deemed to be an affiliate of ECT, and for purposes of this Schedule, the ECT Trustee is assumed to be an affiliate of ECT.

Under the assumptions described above, NGT and ECT may be deemed to be affiliates, and they are assumed to be affiliates for purposes of this Schedule.  There are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between NGT and ECT.

(D)                   The Filing Person and the Offeror

NGT was created in 1993 by ECA’s wholly-owned subsidiary Eastern American Energy Corporation (which was subsequently merged into ECA) pursuant to the Trust Agreement and the related agreements described in NGT’s Prospectus dated March 8, 1993, filed with the Securities and Exchange Commission on March 10, 1993 (Registration No. 33-56336).  The material agreements remaining in effect at the date hereof are the Trust Agreement (incorporated by reference to exhibit 3.1 to NGT’s Annual Report on Form 10-K for the year ended December 31, 1994, Commission File No. 1-11748), the Term NPI Conveyance, the Gas Purchase Agreement, and the Custodial Deposit Agreement, each of which is filed herewith.

The Trustee was required by the terms of the Trust Agreement to cause the sale of the Royalty NPI held by NGT (the “Royalty NPI”) no later than 2013.  In accordance with the requirements of the Trust Agreement, the Trustee marketed the Royalty NPI in 2012 and entered into a Purchase and Sale Agreement with the highest bidder for the Royalty NPI (the “October 24, 2012 Agreement”), a copy of which is filed as exhibit 10.1 to NGT’s Report on Form 8-K filed with the SEC on October 30, 2012 (Commission File 1-11748) and incorporated herein by reference.  On November 5, 2012, ECA exercised its right of first refusal under the Trust Agreement to purchase the Royalty NPI on the terms set forth in the October 24, 2012 Agreement.  As a consequence of ECA’s exercise of its right of first refusal, the October 24, 2012 Agreement terminated in accordance with its terms, and NGT became obligated to sell the Royalty NPI to ECA for the purchase price determined by the October 24, 2012 Agreement.  On January 3, 2013, NGT entered into a Purchase and Sale Agreement with ECA (the “January 3, 2013 Agreement”), a copy of which is filed as exhibit 10.1 to NGT’s Report on Form 8-K filed with the SEC on January 9, 2013 (Commission File 1-11748).  The sale of the Royalty NPI to ECA was completed on January 10, 2013.  The price, after making the adjustment for gas price changes required by the October 24, 2012 Agreement, was $5,917,275, and was paid in cash.  The amount was determined by reference to the October 24, 2012 Agreement, which in turn was the result of a competitive bidding process. No material obligations remain to be fulfilled by either NGT or ECA under the January 3, 2013 Agreement.

The description of potential conflicts of interest between NGT and ECA set forth in NGT’s Annual Report on Form 10-K for the year ended December 31, 2011 as filed with the SEC on March 9, 2012 (Commission File No. 1-11748), including those described in Item 1A — “Risk Factors,” including those described under the caption “ECA and the Trust may have conflicts of interest” and in any subsequent filing by NGT with the SEC, is hereby incorporated by reference in further response to this Item.

(E)                    The Filing Person and Executive Officers and Directors of the Offeror

NGT has no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, with any executive officer or director of ECA.  As described in the Prospectus, executive officers and directors of ECA are owners of Depositary Units, and as such, have the rights of owners of Depositary Units.

(F)                     The Filing Person and Affiliates of the Offeror

Except as described herein or in the Prospectus, NGT has no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, with any affiliate of ECA.  As described in the Prospectus, executive officers and directors of ECA are owners of Depositary Units, and as such, have the rights of owners of Depositary Units.

Until March 26, 2012, Eastern Marketing Corporation was a wholly-owned subsidiary of ECA, and was a party to the Gas Purchase Agreement entered into for the benefit of NGT, a copy of which Gas Purchase Agreement is filed herewith. Effective March 26, 2012, Eastern Marketing Corporation was merged into ECA, with ECA being the surviving corporation, and ECA agreed to continue to perform as purchaser under the Gas Purchase Agreement for the benefit of NGT until the termination of NGT.  The description of the Gas Purchase Contract set forth in Item 1 — “The Net Profits Interest — Gas Purchase Contract” in NGT’s Annual Report on Form 10-K for the year ended December 31, 2011 as filed with the SEC on March 9, 2012 (Commission File No. 1-11748) and in any subsequent filing by NGT with the SEC, is hereby incorporated by reference in further response to this Item.

Until January 1, 2010, Eastern American Energy Corporation was a wholly-owned subsidiary of ECA. Effective January 1, 2010, Eastern American Energy Corporation was merged into ECA, with ECA being the surviving corporation, and consequently ECA became NGT’s counterparty under the Trust Agreement and other substantive agreements governing NGT, each of which, to the extent remaining in effect, is filed herewith.

(ii)                      Affiliates of the Filing Person - The Trustee

(A)                   The Trustee and the Subject Company

As described above, for purposes of this Schedule, the Trustee and NGT have been assumed to be affiliates. The Trustee is the trustee of NGT pursuant to the Trust Agreement and other agreements described or referenced in this Item 3.  Pursuant to the Trust Agreement, the Trustee, under certain circumstances, could become entitled to indemnification from the assets of NGT.  At the date hereof the Trustee is not aware of any claim or potential claim that would result in a demand by the Trustee for any such indemnification.

(B)                   The Trustee and Executive Officers and Directors of the Subject Company

The subject company has no executive officers or directors.

(C)                   The Trustee and Affiliates of the Subject Company

The Bank of New York Mellon Trust Company, N.A. also serves as the ECT Trustee.  As described above, for purposes of this Schedule, NGT and ECT have been assumed to be affiliates.  The ECT Trustee is a party to the Amended and Restated Trust Agreement dated July 7, 2010 pursuant to which ECT was created (the “ECT Trust Agreement”), which is incorporated herein by reference to exhibit 3.1 to the Form 8-K referenced below, and the ECT Trustee or ECT is a party to the following related agreements filed as the indicated exhibits to ECT’s Report on Form 8-K filed with the SEC on July 6, 2010 (Commission File No. 001-34800):

Exhibit 10.1                              Perpetual Overriding Royalty Interest Conveyance (PDP)

Exhibit 10.2                              Perpetual Overriding Royalty Interest Conveyance

Exhibit 10.3                              Assignment of Royalty Interest

Exhibit 10.4                              Assignment of Royalty Interest

Exhibit 10.7                              Administrative Services Agreement

Exhibit 10.8                              Development Agreement

Exhibit 10.9                              Swap Agreement

Exhibit 10.10                       Mortgage, Assignment of Leases, Security Agreement, Fixture Filing and Financing Statement

Exhibit 10.11                       Mortgage, Assignment of Leases, Security Agreement, Fixture Filing and Financing Statement

Exhibit 10.12                       Registration Rights Agreement

Pursuant to the ECT Trust Agreement and other agreements described herein, the ECT Trustee, under certain circumstances, could become entitled to indemnification from the assets of ECT or from ECA.  At the date hereof the ECT Trustee is not aware of any claim or potential claim that would result in a demand by the ECT Trustee for any such indemnification.

(D)                   The Trustee and the Offeror

The description of potential conflicts of interest between the ECT Trustee and ECA set forth in ECT’s Annual Report on Form 10-K for the year ended December 31, 2011 as filed with the SEC on March 12, 2012 (Commission File No. 001-34800), including those described in Item 1A — “Risk Factors,” including those under the caption “Conflicts of interest could arise between ECA and the Trust unitholders” and in any subsequent filing by NGT with the SEC, is hereby incorporated by reference in further response to this Item.

The Trustee and ECA are parties to the Trust Agreement and other agreements described above, and the ECT Trustee and ECA are parties to the ECT Trust Agreement and other agreements described above, and the Trustee and ECA are parties to an agreement pursuant to which the Trustee could become entitled to indemnity from ECA under certain circumstances, a copy of which is filed herewith.  At the date hereof the Trustee is not aware of any claim or potential claim that would result in a demand by the Trustee for any indemnification under any of such agreements.

(E)                The Trustee and Executive Officers and Directors of the Offeror

Except as set forth herein, the Trustee has no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, with any executive officer or director of ECA.  As described in the Prospectus, executive officers and directors of ECA are owners of ECT Units and Depositary Units, and as such, have the rights of owners of ECT Units and of Depositary Units.  Certain officers and directors of ECA have or had registration rights under a Registration Rights Agreement with ECT, a copy of which is filed herewith. The information set forth in the Prospectus under the captions “Registration Rights” and “ECA Marcellus Trust I” is incorporated herein by reference.

(F)                     The Trustee and Affiliates of the Offeror

Except as set forth herein, the Trustee has no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, with any affiliate of ECA.  As described in the Prospectus, executive officers and directors of ECA own ECT Units and Depositary Units, and as such, have the rights of holders of ECT Units and of Depositary Units. Certain affiliates of ECA (the officers and directors of ECA referred to above) have or had registration rights under a Registration Rights Agreement with ECT, a copy of which is filed herewith. The information set forth in the Prospectus under the captions “Registration Rights” and “ECA Marcellus Trust I” is incorporated herein by reference.

(iii)                   Affiliates of the Filing Person- ECT

(A)                   ECT and the Subject Company

As described above, for purposes of this Schedule, ECT and NGT have been assumed to be affiliates. There are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between ECT and NGT.

(B)                   ECT and Executive Officers and Directors of the Subject Company

The subject company has no executive officers or directors.

(C)                   ECT and Affiliates of the Subject Company

As described above, for purposes of this Schedule, ECT, NGT and the Trustee have been assumed to be affiliates. As described above, The Bank of New York Mellon Trust Company, N.A. serves as the Trustee and as the

ECT Trustee, and the ECT Trustee is a party to the ECT Trust Agreement and the related agreements described above, and has the indemnification rights described above.

(D)                   ECT and the Offeror

The information set forth above in this Schedule and in the Prospectus under the captions “Questions and Answers about the Offer—What is ECA’s Relationship with ECT?,” “Summary—Conflicts of Interest and Other Relationships,” “Background and Reasons for and Alternatives to the Offer- Conflicts of Interest and Other Relationships,” “Registration Rights” and “ECA Marcellus Trust I” is incorporated herein by reference.

ECA sponsored ECT by contributing all of the royalty interests held by ECT and by agreeing to drill a specified number of wells, which it completed in the fourth quarter of 2011. ECA is a party to the ECT Trust Agreement and the related agreements described above in this Item 3.

(E)                    ECT and Executive Officers and Directors of the Offeror

The information set forth above in this Schedule and in the Prospectus under the captions “Registration Rights,” “ECA Marcellus Trust I,” “Summary—Conflicts of Interest and Other Relationships,” and “Background and Reasons for and Alternatives to the Offer–– Conflicts of Interest and Other Relationships” is incorporated herein by reference.  Executive officers and directors of ECA own units of beneficial interest in ECT as described in the Offer to Exchange and as such, have the rights of owners of ECT Units.

(F)                     ECT and Affiliates of the Offeror

The information set forth above in this Schedule and in the Prospectus under the captions “Registration Rights,” “ECA Marcellus Trust I,” “Summary—Conflicts of Interest and Other Relationships,” and “Background and Reasons for and Alternatives to the Offer–– Conflicts of Interest and Other Relationships” is incorporated herein by reference.  Executive officers and directors of ECA own units of beneficial interest in ECT as described in the Offer to Exchange and as such, have the rights of owners of ECT Units.

Item 4.         The Solicitation or Recommendation

Regulation M-A Item 1012

(a)         Solicitation or Recommendation

The filing person is the subject company, and is not making a recommendation and is expressing no opinion and is remaining neutral toward the Offer. On behalf of the subject company, the Trustee is not making a recommendation and is expressing no opinion and is remaining neutral toward the Offer.

(b)         Reasons

The Trustee believes that each Depositary Unitholder should make his, her or its own decision based on all available information and his, her or its individual circumstances, regarding whether to tender Depositary Units in the Offer.  The Trustee believes that most if not all Depositary Unitholders will have a preference for either (i) the relative certainty of the cash they are expected to receive as a result of holding their Depositary Units through the termination of NGT, or (ii) the opportunity to exchange their Depositary Units for units of beneficial interest in ECT, which is another royalty trust also sponsored by ECA.

As set forth in the Prospectus, Depositary Unitholders choosing not to tender in the Offer and who remain Depositary Unitholders as of the close of business on May 31, 2013 will, on or about June 17, 2013, as a result of the liquidation and winding down of NGT on May 15, 2013, receive the proceeds attributable to the mature Treasury Obligation ($20.00 per trust unit). On or about August 15, 2013, such Depositary Unitholders will also receive their pro rata share of the net proceeds attributable to the sale of the perpetual net profits interest (also known as the “Royalty NPI”) (approximately $0.95 per trust unit) sold by NGT on January 10, 2013, plus their pro rata share of revenues attributable to the term net profits interest for the period beginning October 1, 2012 through May 15, 2013, less any costs and expenses or reserves of NGT during such period.

As set forth in the Prospectus, Depositary Unitholders who exchange Depositary Units in the Offer are expected to receive ECT Units at an exchange ratio designed by ECA to provide each Depositary Unitholder with a value of $22.55 based on the volume weighted average trading price of ECT on the New York Stock Exchange for the 10-day period ending on the 18th business day following commencement of the Offer in exchange for each Depositary Unit.

The Trustee believes that some Depositary Unitholders are likely to prefer to keep their Depositary Units through the termination of the Trust in May 2013 in order to receive the cash proceeds of the Treasury Obligations and the other cash expected to be distributed by NGT in 2013 in connection with its termination.  The Trustee believes that other Depositary Unitholders are likely to want to exchange their Depositary Units in the Offer in order to obtain and hold beneficial units in ECT, which is another royalty trust also sponsored by ECA.

The Trustee considered the facts that ECT has been publicly traded since July 2010, that ECA completed the drilling of the wells it was obligated to drill for the benefit of ECT in November 2011, and that substantial information about ECT is readily publicly available.  The Trustee also considered the fact that Depositary Unitholders who exchange their Depositary Units in the Offer will not be contractually restricted from selling the ECT Units they receive upon consummation of the Offer in the open market if they choose to do so.

The Trustee believes that Depositary Unitholders, as a result of their ownership of Depositary Units, are likely to be reasonably familiar with the material characteristics of royalty trusts and with ECA, which was, directly or indirectly, the sponsor of both NGT and ECT, and is the operator of all or substantially all of the properties from which the interests held by NGT and ECT were created.  The Trustee believes that Depositary Unitholders are thus well-situated to evaluate the Offer in light of their personal preferences for the relative certainty of the cash distributions expected in connection with the termination of NGT in 2013 compared with the opportunity to exchange their Depositary Units for ECT Units.

(c)          Intent to Tender

Neither the filing person nor any affiliate of the filing person currently intends to tender, sell or hold any Depositary Units that are held of record or beneficially owned by that person.  The filing person has no executive officers, directors or subsidiaries.

Item 5.         Persons/Assets Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)         Solicitations or Recommendations

None of NGT, the Trustee or any person acting on their behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations to Depositary Unitholders in connection with the Offer.

Item 6.         Interest in Securities of the Subject Company

Regulation M-A Item 1008

(b)         Securities Transactions

No transactions in the Depositary Units have been effected by the filing person or, to the knowledge of the filing person, any affiliate of the filing person during the past 60 days.  The filing person has no executive officers, directors or subsidiaries.

Item 7.         Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(d)         Subject Company Negotiations

The filing person is the subject company.  NGT, as the filing person and subject company, is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in:

(i)                         a tender offer for, or other acquisition of, Depositary Units by NGT or any other person,

(ii)                      any extraordinary transaction, such as a merger, reorganization or liquidation, involving NGT,

(iii)                   any purchase, sale or transfer of a material amount of assets of NGT or any of its subsidiaries, or

(iv)                  any material change in the present dividend rate or policy, or indebtedness or capitalization, of NGT.

As described in the Prospectus, NGT will begin to liquidate and wind down on May 15, 2013 in accordance with its governing documents, and in January 2013 NGT sold a material amount of its assets as required by its governing documents.  As described above in Item 3 of this Schedule, ECA exercised its right of first refusal under the Trust Agreement and was the purchaser of the assets, which consisted of the Royalty NPI.  Neither the upcoming liquidation of NGT nor the sale of its assets as required by its governing documents is or was in response to the Offer.

There is no transaction, board resolution, agreement in principle, or signed contract that is or was entered into by NGT in response to the Offer that relates to one or more of the matters referred to in paragraph (d)(1) of Regulation M-A.

Item 8.         Additional Information

Regulation M-A Item 1011

(b)         NGT, which is the filing person and subject company, has no named executive officers.

(c)          The information set forth in the Prospectus and in the Letter of Transmittal, to the extent not already incorporated in this Schedule, is incorporated herein by reference.  The description of ECT set forth in the prospectus filed with the SEC by ECA pursuant to Rule 424(b)(1) on April 13, 2011 is incorporated herein by reference in response to this Item.  The description of NGT set forth in NGT’s Annual Report on Form 10-K for the year ended December 31, 2011 as filed with the SEC on March 9, 2012 (Commission File No. 1-11748), is incorporated herein by reference in response to this Item.

Item 9.         Exhibits

Regulation M-A Item 1016

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.		Description

(a)		None.

(b)		Not applicable.

(c)		Not applicable.

(d)		Not applicable.

(e)(i)

Second Amended and Restated Trust Agreement of Eastern American Natural Gas Trust (incorporated by reference to exhibit 3.1 to NGT’s Annual Report on Form 10-K for the year ended December 31, 1994, Commission File No. 1-11748)

(e)(ii)	*	Term NPI Conveyance delivered to be effective January 1, 1993

(e)(iii)	*	Gas Purchase Contract dated effective January 1, 1993

(e)(iv)	*	Custodial Deposit Agreement dated March 15, 1993

(e)(v)		Purchase and Sale Agreement dated October 24, 2012 (incorporated by reference to exhibit 10.1 to NGT’s Report on Form 8-K filed with the SEC on October 30, 2012 (Commission File 1-11748)

(e)(vi)	*	Letter from ECA dated November 5, 2012

(e)(vii)		Purchase and Sale Agreement with ECA dated January 3, 2013 (incorporated by reference to exhibit 10.1 to NGT’s Report on Form 8-K filed with the SEC on January 9, 2013 (Commission File 1-11748)

(e)(viii)		Amended and Restated Trust Agreement of ECT dated July 7, 2010 (incorporated by reference to exhibit 3.1 to ECT’s Report on Form 8-K filed with the SEC on July 6, 2010 (Commission File No. 001-34800)

(e)(ix)		Perpetual Overriding Royalty Interest Conveyance (PDP) (incorporated by reference to exhibit 10.1 to ECT’s Report on Form 8-K filed with the SEC on July 6, 2010 (Commission File No. 001-34800)

(e)(x)		Perpetual Overriding Royalty Interest Conveyance (incorporated by reference to exhibit 10.2 to ECT’s Report on Form 8-K filed with the SEC on July 6, 2010 (Commission File No. 001-34800)

(e)(xi)		Assignment of Royalty Interest (incorporated by reference to exhibit 10.3 to ECT’s Report on Form 8-K filed with the SEC on July 6, 2010 (Commission File No. 001-34800)

(e)(xii)		Assignment of Royalty Interest (incorporated by reference to exhibit 10.4 to ECT’s Report on Form 8-K filed with the SEC on July 6, 2010 (Commission File No. 001-34800)

(e)(xiii)		Administrative Services Agreement (incorporated by reference to exhibit 10.7 to ECT’s Report on Form 8-K filed with the SEC on July 6, 2010 (Commission File No. 001-34800)

Exhibit No.		Description

(e)(xiv)		Development Agreement (incorporated by reference to exhibit 10.8 to ECT’s Report on Form 8-K filed with the SEC on July 6, 2010 (Commission File No. 001-34800)

(e)(xv)		Swap Agreement (incorporated by reference to exhibit 10.9 to ECT’s Report on Form 8-K filed with the SEC on July 6, 2010 (Commission File No. 001-34800)

(e)(xvi)

Mortgage, Assignment of Leases, Security Agreement, Fixture Filing and Financing Statement (incorporated by reference to exhibit 10.10 to ECT’s Report on Form 8-K filed with the SEC on July 6, 2010 (Commission File No. 001-34800)

(e)(xvii)

Mortgage, Assignment of Leases, Security Agreement, Fixture Filing and Financing Statement (incorporated by reference to exhibit 10.11 to ECT’s Report on Form 8-K filed with the SEC on July 6, 2010 (Commission File No. 001-34800)

(e)(xviii)		Registration Rights Agreement (incorporated by reference to exhibit 10.12 to ECT’s Report on Form 8-K filed with the SEC on July 6, 2010 (Commission File No. 001-34800)

(e)(xix)	*	Letter agreement between ECA and The Bank of New York Mellon Trust Company, N.A. dated January 17, 2013

(f)		Not applicable.

(g)		None.

(h)		Not applicable.

*Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.

Dated: February 26, 2013

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as Trustee of Eastern American Natural Gas Trust

	By:	/s/ Michael J. Ulrich
	Name:	Michael J. Ulrich
	Title:	Vice President